                                                                      EXHIBIT 63


                      [IVINS, PHILLIPS & BARKER LETTERHEAD]


                                  June 3, 1996


                                SIXTH SUPPLEMENT
                             TO REQUEST FOR RULING
                             DATED OCTOBER 17, 1995



BY MESSENGER DELIVERY

Ms. Susan Edlavitch
CC:DOM:CORP:1
Room 4408
Internal Revenue Service
1111 Constitution Avenue, NW
Washington, DC 20224

RE:      Union Pacific Corporation
         Union Pacific Resources Group Inc.
         Sections 332, 351, 355 and 368 (a)(1)(D)

Dear Ms. Edlavitch:

         This is the Sixth Supplement to the request for ruling (the "Request") filed on behalf of the taxpayers named above. The Request is dated October 17, 1995. First, Second, Third, Fourth and Fifth Supplements to the Request were filed on December 20, 1995, and April 30, May 6, May 9 and May 14, 1996, respectively. Additional information was provided by letters dated March 26, April 2, April 10, and April 11, 1996.

         Unless otherwise indicated, the defined terms used in the Request and in the earlier supplements are used herein. A revised Schedule of Defined Terms, reflecting the defined terms used in the Request and in all the supplements to date, is attached.

         The alphabetical sequence of exhibits, begun in the Request and continued in the earlier supplements, is continued herein. A Schedule of Exhibits is attached to the Request, and revised Schedules of Exhibits are attached to the First and Fourth





HIGHLY CONFIDENTIAL

Ms. Susan Edlavitch
June 3, 1996
Page 2


Supplements. A further revised Schedule of Exhibits, listing the exhibits attached to the Request and all the supplements to date, is attached.

         The purpose of this Sixth Supplement is to provide the information you requested during a telephone conference with Robert H. Wellen and David A. Heywood on May 17, 1996. This information relates to Controlled's need to use its own stock as currency for acquisitions. This subject is discussed in the Request. See part C. of STATEMENT OF FACTS-BUSINESS PURPOSES FOR THE TRANSACTIONS, at pages 14-17, part D.1.c. of STATEMENT OF AUTHORITIES, at pages 54-56, and the letter from Smith Barney Inc. (The "Smith Barney Letter"), attached to the Request as Exhibit F. In Rev. Rul, 76-527, 1976-2 C.B. 103, the Service recognized this business purpose under section 355, even if specific acquisitions have not yet been agreed to or identified.

         Specifically, you requested additional information and documentation in the following areas:

         A. Acquisitions completed by Controlled (1) during the past three years (i.e., since January 1, 1993).

         B. Controlled's long-term plans for acquisitions after the Spinoff.

         C. Controlled's need to complete acquisitions and to use its own stock as acquisition currency, including descriptions of situations where Controlled believes that it lost acquisition opportunities due to an inability to use stock.

The information you requested is provided in this Sixth Supplement and the attached exhibits. We believe this Sixth Supplement, together with the discussions in the Request and the Smith Barney Letter, establishes and documents that Controlled urgently needs to complete large, "strategic" acquisitions of oil and gas companies, and that, with equal urgency, Controlled needs to be able to use its own publicly-traded stock as acquisition currency, in order to compete effectively in the acquisition market.




--------------------
(1) As used in this Sixth Supplement, the term "Controlled" refers to Controlled and its current subsidiaries, including Resources.



HIGHLY CONFIDENTIAL

Ms. Susan Edlavitch
June 3, 1996
Page 3

A.    PAST ACQUISITION ACTIVITIES

      1. COMPLETED ACQUISITIONS

         Since January 1, 1993, Controlled and its subsidiaries have completed two significant corporate acquisitions. In March 1994, Controlled purchased the stock of Amax Oil & Gas Inc. ("Amax"), with a section 338(h)(10) election; for $819 million cash.(2) See Request at page 14. In May 1995 Controlled acquired substantially all the assets of Gemini Exploration Company ("Gemini"), for $39.5 million cash. In both the Amax and Gemini acquisitions, the sellers expressed a preference for cash. Attached as Exhibit X are portions of the offering materials relating to these acquisitions showing this preference.

         During the same period, Controlled and its subsidiaries have completed 15 smaller acquisitions, for a total of approximately $123 million cash. These acquisitions were not "corporate" acquisitions, but rather acquisitions of oil and gas properties and related assets.(3)

         For the reasons discussed in the Request, at pages 14-17, and in part C.2., below, Controlled's management believes that, during this period, several acquisition opportunities were lost because Controlled could not use stock (especially publicly-traded stock of an oil and gas company) as acquisition currency.

      2. ACQUISITION PLANNING

         The acquisitions described above occurred as a result of strategic planning begun by Controlled in 1992 and continuing until the present time. Even before 1992, Controlled was active in the acquisition market. As examples--

      * In 1989, Controlled competed unsuccessfully to acquire Tana Production Company ("Tana"), which ultimately was acquired by Texaco Oil Company ("Texaco") for nearly $500 million in stock and cash. See part C.2.c., below.

      * In 1990, Controlled considered an acquisition of Royal Oil & Gas ("Royal"), which ultimately was acquired by Dekalb Energy for cash. See part C.2.d., below.


------------------
(2) Immediately after the acquisition, Resources divested itself of some of the Amax properties to an unrelated party for $94.5 million.

(3) These acquisitions do not include numerous smaller transactions in which Controlled acquired mineral leases or other interests in mineral properties.

Ms. Susan Edlavitch
June 3, 1996
Page 4

         In 1992, Controlled began more systematic consideration of large "strategic" acquisitions and also enhanced its ongoing efforts with respect to small "tactical" or "complementary" acquisitions. Controlled's long range and strategic planning process had identified the need for a large strategic acquisition to provide a sufficient drill site inventory that would maintain production growth. In the fall of 1992, an acquisition team was formed to secure additional drill site inventory through acquisitions. In May 1993, Controlled's management held a strategy session with Michael Robert, an independent consultant, and concluded that Controlled had a continuing need to increase its drill site inventory and create a new core area. From 1992 through 1993, Controlled made several tactical acquisitions. During this period, Controlled also competed for several larger acquisitions (more than $ 100 million) but was not successful.

         In 1993 through early 1994, Controlled competed for acquisitions of two strategic targets - Amax and Washington Energy Resources Company ("WERCO"). Evaluation teams were assembled for both acquisitions, and, although attempts at privately-negotiated acquisitions failed, aggressive bids were prepared for review by Distributing. Controlled was, of course, successful in its bid for Amax. Controlled did not submit a bid for WERCO, principally due to its inability to use stock as acquisition currency, as the seller had requested. The WERCO situation is discussed in the Request, at page 15, and is discussed further in part C.2.a., below.

         After the Amax acquisition, Controlled focused again on smaller tactical acquisitions. The goal for both 1994 and 1995 was to acquire properties located near Controlled's core areas, for total aggregate annual purchase prices of $100 million.

         During 1994 and 1995, Controlled also evaluated larger acquisitions, but these acquisitions proved to be impractical during this period, for two reasons:

         First, during this time, Distributing was engaged in substantial efforts to expand its core railroad business. During 1994, Distributing attempted unsuccessfully to acquire Santa Fe with its own stock.(4) In April and June 1995, Distributing completed the acquisition of CNWT for cash.(5) In September 1995, Distributing reached the agreement that will lead to the SP Acquisition later in 1996.(6) This expansion of Distributing's railroad business required a great deal of capital and also



--------------
(4)   See Fourth Supplement, at page 6.

(5)   See Request, footnote 17.

(6) See part B. of STATEMENT OF FACTS - COMPLETED AND PROPOSED TRANSACTIONS, in the Request, at pages 36-40.

Ms. Susan Edlavitch
June 3, 1996
Page 5

reduced the relative importance of the oil and gas business to Distributing as a whole.(7) Given Distributing's concentration on expanding the railroad business, Controlled's management concluded that Distributing would not be willing to devote any substantial amount of Distributing stock to acquire oil and gas properties.

         Second, the planning surrounding the IPO and the Spinoff in 1995 caused any plans for large acquisitions to be postponed. During the time leading up to the IPO, there was significant concern that any large transaction could distort the market's valuation of Controlled. Since the IPO, with the Spinoff pending, use of stock as acquisition currency has become completely impractical. Use of Controlled stock could jeopardize Distributing's section 368(c) "control" of Controlled, and, with Controlled about to become a separate entity, it would make no sense for Distributing stock to be used in an acquisition by Controlled.

B.    CONTROLLED'S LONG-TERM PLANS FOR ACQUISITIONS AFTER THE SPINOFF

         Controlled has determined that, to remain competitive, it must engage in a program of regular acquisitions once it becomes an independent entity. In addition to continuing its pattern of smaller tactical or complementary acquisitions, Controlled has engaged in substantial preparation and planning for one or more large, strategic acquisitions, as soon as possible after the Spinoff. These plans by Controlled reflect the general practice in the oil and gas industry and Controlled's needs in particular.

      1. ACQUISITIONS IN THE OIL AND GAS INDUSTRY IN GENERAL

         Acquisitions are common practice in the oil and gas industry. Oil and gas properties are wasting assets. Production from each property declines over time, as the property becomes exhausted. Thus, if an oil and gas company does not take action to maintain or increase production, the company is self-liquidating. This issue is discussed in Controlled's Prospectus issued for the IPO (Exhibit Al). See RISK FACTORS - Need to Replace Reserves, in the Prospectus, at page 17.

         Attached as Exhibit Y is a transcript of a roundtable discussion published in the February 1995 "Special Report Supplement" to Oil and Gas Investor. In this discussion, executives of several oil and gas companies discuss the importance of acquisitions and divestitures to their companies and to the industry. Attached as Exhibit Z are extracts from the 1994 annual reports of six oil and gas companies, all


-------------------
(7) The Request discusses the reduction in the relative size of the oil and gas business. See part B.1.a of STATEMENT OF FACTS - BUSINESS PURPOSES FOR THE TRANSACTIONS, at pages 8-9. The Request also discusses the conclusion by Controlled's management that the capital needs of the railroad business are hindering Controlled's expansion. See part A.2. of STATEMENT OF FACTS - BUSINESS PURPOSES FOR THE TRANSACTIONS, at pages 7-8.

Ms. Susan Edlavitch
June 3, 1996
Page 6

discussing acquisitions as elements of their businesses. Attached as Exhibit AA are several news articles (from Oil & Gas Interests Newsletter and Bloomberg's Business News), describing major corporate acquisitions in the oil and gas industry during January through April 1996. This information supplements the list of acquisitions contained in the Smith Barney Letter (Exhibit F). Although we have not attempted to tabulate the acquisitions described in Exhibit AA, it is apparent that many, if not most, of these acquisitions involve stock of the acquiring company.

      2. CONTROLLED'S NEED FOR ACQUISITIONS

         Like other oil and gas companies, Controlled must complete large, strategic acquisitions, in order to maintain and increase its production levels. To understand this point, it is important to understand Controlled's recently completed long range planning process and the strategic conclusions derived therefrom.

         Controlled's Long Range Plan represents a detailed compilation of its most current forecasts for existing production and drill site inventory, combined with projections for the quantity and timing of acquisitions necessary to meet Controlled's publicly-stated objective for Controlled's production to grow by an average of 10% per year.(8) Controlled recently completed its Long Range Plan for 1997 through 2001.

         The foundation of the Long Range Plan consists of two essential components.

         The first component is Controlled's base forecast that production from its currently-producing properties will decline, until the properties reach their economic limit and are plugged and abandoned. This forecast is reviewed and updated at least quarterly and provides the basis for calculating the value of reserves, as reported in Controlled's public filings.

         The second component is a projection of how Controlled will use its discretionary cash flow and manpower resources to exploit its drill site inventory. A projection of the drill site inventory and how it will be exploited is maintained on an ongoing basis for each of Controlled's core areas. This drill site inventory includes both proven, undeveloped locations on Controlled's acreage position and a risk-weighted estimate of possible and probable locations which may exist on Controlled's acreage.



----------------
(8) Controlled's senior management has made public statements to more than 100 audiences (composed principally of investment bankers and analysts) at "road shows" leading to the IPO to the effect that Controlled intends substantial growth, and that acquisitions are part of the plan. Attached as Exhibit BB are (1) three slides used in these road shows, showing a goal of 12% volume growth and (2) a presentation made to Distributing's Board of Directors in February 1994, regarding Amax, stating Controlled's goal of 10% growth per year. See also Controlled's 1995 Annual Report (Exhibit T) at page 7.

Ms. Susan Edlavitch
June 3, 1996
Page 7

         The base Long Range Plan model (composed of these two components but before the consideration of acquisitions) reflects significant negative trends for Controlled. Over the past five years, Controlled's increased activity in the Austin Chalk and the successful infill drilling of its tight sand gas reservoirs in East Texas and the Rockies were largely responsible for Controlled's production growth.(9) Now, however, there is significant uncertainty as to how much further the Austin Chalk production can be economically extended, and the vast majority of Controlled's tight sand gas infill locations have been drilled. Consequently, management has concluded that Controlled cannot maintain its current levels of production from existing properties, and that acquisitions are necessary to do so.

         Specifically, the current Long Range Plan projects that, for 1997-2001, Controlled's production in the Austin Chalk will decline by an average of 12% per year, and its production from both East Texas and the Rockies will decline by an average of 2% per year. Due to the steep decline of the production curve, Austin Chalk reserves are projected to drop by an average of 34% per year, and East Texas reserves by an average of 12% per year during the same period. Controlled anticipates that drilling its remaining marginal prospects in the Rockies will help to keep the declines in the Rockies reserves to a minimum or zero level. Modest increases in reserves and production are projected for Controlled's smaller and less-exploited Plains/Canada and Gulf Coast core areas, but these increases will not come close to offsetting the declines in the Austin Chalk and East Texas. Quite simply, Controlled's current drill site inventory is not sufficient to keep Controlled's overall production and reserves from declining significantly in the near future.

         The strategic implication is quite obvious and compelling. Controlled must complete acquisitions, in order to offset the decline in its current reserve base and to provide additional drill sites for continued growth in production. (Controlled's management refers to the trend of steep declines in production from existing properties as the "valley of despair," and to the goal of 10% growth per year, in spite of such declines, as "walking up the down escalator.") For Controlled to maintain average production growth of 10% per year for 1997-2001, the Long Range Plan projects that Controlled will need to add, through acquisitions during this period, approximately 750 million barrels of oil equivalent ("MMBOE") or 4.5 trillion cubic feet equivalent ("TCFE") of gas reserves - an amount substantially greater than Controlled's current proved reserves. Acquisitions of such an amount of reserves can be expected to cost a total of $3-4 billion.

         Controlled cannot meet this goal with small, cash-flow-funded tactical, acquisitions. Such acquisitions are already part of Controlled's ongoing strategy. Even assuming an average of $25 million per tactical acquisition (an amount far in excess


----------------
(9) A map showing Controlled's core production areas is located in the inside front cover of the IPO prospectus (Exhibit A1).

Ms. Susan Edlavitch
June 3, 1996
Page 8

of the historical average for these acquisitions), Controlled would need to complete 120-160 such transactions in five years to meet its production goals. Controlled's historical average for tactical acquisitions (excluding Amax, a strategic acquisition) is fewer than 10 per year and less than $100 million per year invested. Moreover, Controlled's recent experience shows that existing drill sites cannot be acquired at reasonable prices. Recently, for example, Controlled bid on two packages of properties owned by one seller in Wyoming. Based on its analysis, Controlled bid a total of $34.9 million. The winning bids, however, totaled $87 million, even though there appears to have been no appreciable difference between Controlled's reserve estimates and those of the winning bidders.

         Thus, Controlled is faced with a difficult combination of fundamental business conditions - a declining reserve base, a strategic objective to increase production by 10% per year and a recognition that it is impractical to make enough tactical acquisitions at reasonable prices. If Controlled is to increase its drill site inventory and meet its goals for growth, it must make large, strategic acquisitions. Specifically, management has concluded that Controlled needs to complete at least one such acquisition by the end of 1997 and two or more by the end of 2001.

      3. CONTROLLED'S CURRENT ACQUISITION PLANS

         After the IPO in October 1995, Controlled intensified its preparations for future acquisitions. In addition to setting a $100 million goal for tactical acquisitions in 1996, Controlled formed two other acquisition teams:

         a. The New Opportunity Team focuses on properties outside Controlled's existing core areas where Controlled can use its petrotechnical strengths (such as in horizontal drilling, hydraulic fracturing and 3D-seismic techniques) to establish new core areas. (These acquisitions are expected to be relatively small and generally are not the type of acquisition that would involve stock as acquisition currency.)

         b. Project Olympus (previously called "NEBO" or "NEXBO," for the "next big one") focuses on large (more than $500 million) strategic transactions.

         Project Olympus has absorbed a great deal of management time and energy and continues to be a high priority item. Attached as Exhibit CC are memoranda, items of correspondence, meeting agendas, etc., documenting the work of Project Olympus and its predecessor working groups. As this material shows, Controlled management has devoted considerable resources to analyzing the prospects for both domestic acquisitions and international acquisitions (principally in Canada), but the primary concentration has been on the domestic side. Also included in Exhibit CC is a spreadsheet showing a "long list" of acquisition prospects for Project Olympus

Ms. Susan Edlavitch
June 3, 1996
Page 9

(including some Canadian prospects), along with financial information regarding each such prospect.

         Included in Exhibit CC is a memorandum summarizing the status of Project Olympus as of March 18, 1996, with handwritten notes summarizing progress since that date. As this memorandum states, the Project Olympus working group's next task will be to apply its modeling and analysis to develop a short list of potential targets for intensive scrutiny and analysis. This short list will be from among the attached "long list" of prospects.

C.    Need to Use Controlled Stock as Acquisition Currency

      1. General Desirability and Use of Stock In Acquisitions

         As discussed in the Request, at pages 14-15, it is important for Controlled to be in a position to use its stock as acquisition currency. As the Smith Barney Letter (Exhibit F) states, publicly-traded stock is often desirable to shareholders of target companies, because receiving stock enables them to defer tax liability on the acquisition while maintaining liquidity. Stock in an oil and gas company is particularly desirable, because such shareholders are likely to be comfortable with continuing equity interests in the oil and gas industry, and the market currently values "pure play" investments.

         The desirability of stock means that, in some situations, an acquisition can be completed at a lower price, if stock is used instead of cash. Again, the Smith Barney Letter shows that, during 1990-1995, more than half of the large corporate acquisitions in the oil and gas industry involved the stock of the acquiring oil and gas company as acquisition currency. The market for acquisitions in the oil and gas industry is highly competitive. See the discussions of competition in Controlled's IPO prospectus (Exhibit A1), at pages 21 and 67. Consequently, in situations where Controlled cannot use stock and its competitors can, Controlled is likely to be outbid, and it may be unable to participate at all in the acquisition process.

         Finally, there are distinct advantages to Controlled itself in the use of stock, instead of cash, in acquisitions. Much of the cash used in acquisitions will be obtained through borrowing, and, like any other corporation, Controlled's borrowing capacity is not unlimited. As borrowing increases, the debt-to-equity ratio and other measures of financial health become less favorable, and such trends lead to increased costs and less favorable terms of borrowing. Thus, at some point, it would become advisable, or even necessary, to raise cash by issuing new stock in the market. Controlled's management believes that it is more efficient to issue stock in acquisitions, rather than to pay cash obtained (directly or indirectly) through sales of stock. Stock issued in acquisitions is likely to be issued on more favorable terms, because of the tax deferral in the acquisition.

Ms. Susan Edlavitch
June 3, 1996
Page 10

      2. "LOST" ACQUISITION OPPORTUNITIES

         As discussed in part A., above, from 1992 until mid-1995 (when planning for the IPO and the Spinoff began in earnest), Controlled competed for several large acquisitions but was successful only in acquiring Amax and the Gemini assets. In both of these successful instances, the target company had expressly stated that it was interested in a cash acquisition. See part A.1., above, and Exhibit X.

         Controlled's management believes that Controlled's lack of success in several other situations was due largely to the inability to use Controlled stock as acquisition currency.(10) Five of these situations are described in the Request, at pages 14-16. As described below, in four of these situations
- WERCO, ERSO, Inc. ("ERSO"), Tana and Royal - the target was acquired by another oil and gas company. In three of these four situations - WERCO, ERSO and Tana - stock of the acquiring oil and gas company was most or all of the consideration used in the acquisition. In the fifth situation - Cockrell Oil Corporation ("Cockrell") - no acquisition has occurred, but the documentation supports management's conclusion that Controlled was not able even to consider a serious proposal, because it could not use its own stock as acquisition currency.

         Apart from these five situations, Controlled management has become aware of another possible acquisition opportunity where Controlled stock would be desirable as acquisition currency. This situation involves Verado Energy, Inc. ("Verado"). Although this acquisition opportunity is not yet "lost," it is an example of the type of transaction that would be far easier for Controlled to accomplish, if it could use its own stock as acquisition currency.

         The facts surrounding each of these situations are as follows:

         a.    WERCO

         A narrative describing Controlled's attempt to acquire WERCO is set forth in the Request, at page 15. Attached as Exhibit DD are materials relating to the WERCO acquisition:

         i. A memorandum, dated December 10, 1993, describing possible deal structures for an acquisition of WERCO. Two of the five deal structures would have involved Distributing stock. (Use of Controlled stock was not considered, because Controlled was a wholly-owned subsidiary of






-------------------
(10) The lack of ready availability of Distributing stock as acquisition currency was an aggravating factor. See Request at page 14.

Ms. Susan Edlavitch
June 3. 1996
Page 11

               Distributing. Securities law and accounting implications, inter alia, made any use of Controlled stock impractical.)

         ii. A memorandum, dated January 10, 1994, from V. R. Eales, Executive Vice President of Controlled, to a distribution list (composed principally of Distributing's senior legal and financial officers), analyzing aspects of a WERCO acquisition. This memorandum makes the point that the seller would prefer an exchange of WERCO for stock "representing a 20%-49% ownership position in a publicly-held exploration and producing company." It goes on to analyze advantages and disadvantages of using stock and concludes that the disadvantages of using stock "are ameliorated due to the substantial amount of development and exploratory opportunities in WERCO."

         iii. A memorandum, dated January 12, 1994, from John Gremillion, Vice President - Taxes of Distributing, to L. White Matthews III, Executive Vice President - Finance of Distributing, analyzing the comparative advantages and disadvantages of using stock versus cash in an acquisition.

         iv. Three memorandums, dated January 19, January 28 and February 6, 1994, describing an acquisition structure in which WERCO would be acquired for Distributing stock, with the Distributing stock being subject to an "equity swap" for a basket of stocks in small energy companies. This equity swap was intended to substitute for the "stock in a publicly-held exploration and producing company," as desired by the seller. See paragraph ii., above.

         v. A letter from Lehman Brothers, dated January 25, 1994, setting forth the "Guidelines for Submitting Formal Proposals for Washington Energy Resources." This letter makes clear that the seller intends to accomplish the acquisition in a tax-free reorganization. Convertible preferred stock is mentioned.

         vi. An article from Bloomberg's Business News, dated February 25, 1994, stating that Cabot Oil & Gas had acquired WERCO for $180 million in Cabot stock and assumed debt.

         Thus, the seller of the WERCO stock made clear that it wished WERCO to be acquired in a tax-free reorganization, involving stock of an oil and gas company. As described in the Request, at page 15, Distributing's Board of Directors delayed in authorizing an offer of Distributing stock in this acquisition. The resulting delay may have prevented the submission of a prompt bid. Even if a bid could have been submitted, it is not clear whether the seller would have been interested in Distributing

Ms. Susan Edlavitch
June 3, 1996
Page 12

stock. The "equity swap" idea was intended to provide the seller with an interest in oil and gas, but such an idea would have been expensive to implement, and it would have been less tax-efficient to the seller than an acquisition in which the seller received stock of an oil and gas company directly (assuming that the seller wished to retain its interest in oil and gas). Ultimately, WERCO was acquired for stock of an oil and gas company, as the seller had originally desired.

         b. ERSO

         The ERSO transaction is described in the Request, at page 16. ERSO represented an especially desirable acquisition prospect for Controlled, because its properties included one of the last infill drilling opportunities in the heart of Controlled's core area in East Texas (the Carthage Valley). The seller desired a tax-deferred exchange of working interests in the properties for publicly-traded common stock. The size of the deal was estimated at $20-40 million.

         Attached as Exhibit EE are materials relating to ERSO. The first item is a memorandum, dated September 30, 1994, from Tom Powell, Assistant Controller--Planning and Analysis of Distributing, to senior finance and tax executives of Distributing. This memorandum describes a proposed acquisition structure involving stock of Distributing. This structure was intended to respond to the seller's desire to receive publicly-traded stock.

         Distributing's management was not receptive to this proposal, because of a reluctance to use Distributing's stock in this manner. In fact, the handwritten notes on the attached copy of the Powell memorandum are those of L. White Matthews III, Executive Vice President - Finance of Distributing. Among other things, these notes state that "DL" (i.e., Drew Lewis, Chairman of the Board of both Distributing and Controlled) wanted to reduce Distributing's outstanding stock, "not put out more stock." Ultimately, Distributing's Board of Directors authorized issuance of up to $25 million of Distributing stock. By this time, however, Enron Oil & Gas Company ("Enron") had replaced Controlled as the leading competitor.

         Controlled continued negotiations and was able to structure a possible transaction that would have involved issuance of $40 million of Distributing stock to various parties. Because of constraints imposed by Distributing's Board of Directors, however, Controlled could not commit itself to this transaction in a timely manner. Ultimately, Enron was able to acquire ERSO for stock, using a structure similar to the one originally proposed by Controlled. Included in Exhibit EE is an extract from a presentation by Enron to securities analysts in March 1996, where Enron highlighted its success in drilling the East Texas properties acquired from ERSO. (Controlled has obtained copies of documents used in Enron's acquisition of ERSO. These documents are not attached, however, due to their length.)

Ms. Susan Edlavitch
June 3, 1996
Page 13

         c. TANA

         This failed acquisition, which occurred in 1989, is described in the Request, at pages 14-15. As with WERCO and ERSO, the seller expressed a clear preference for stock of an energy company. As set forth in the Request, however, Distributing would not allow its stock to be used, because of accounting implications for a "Dutch auction" buy-back of Distributing stock. Texaco eventually acquired Tana in exchange for $381.4 million of a new class of preferred stock and $95.1 million in cash.

         Attached as Exhibit FF are the following materials relating to Tana:

               i. A memorandum, dated August 8, 1989, by Michael C. Auflick, then Manager - Asset Evaluations and Special Projects of Controlled, analyzing Tana's properties.

               ii. A letter, dated August 10, 1989, from Controlled to Morgan Stanley acknowledging Tana's desire to be acquired in a tax-free reorganization.

               iii. A file memorandum, dated August 14, 1989, by Mr. Auflick, describing Distributing's concerns relating to the Dutch auction repurchase of its stock and concluding that this was the reason "that the acquisition process stopped."

               iv. Copies of two press releases, dated October 20 and November 13, 1989, describing the acquisition of Tana by Texaco.

         d. ROYAL

         This acquisition is described in the Request, at page 15. Although Royal ultimately was purchased for cash, the sellers originally expressed a preference for stock as consideration. As structured, an acquisition by Controlled would have required Distributing to issue a new class of preferred stock, and Distributing was unwilling to issue such stock. Subsequently, it developed that Royal's corporate structure was not appropriate for a tax-deferred acquisition involving stock. It was for this reason that Dekalb Energy's cash bid was accepted.

         Attached as Exhibit GG are the following materials regarding Royal:

               i. A chronology of events up to the final due date for bids, May 11, 1990.

               ii. A memorandum, dated March 15, 1990, by Mr. Auflick stating, inter alia, that "Royal has expressed a preference for a tax-free exchange of stock."

Ms. Susan Edlavitch
June 3, 1996
Page 14

               iii. A letter, dated March 23,1990, from Controlled to Morgan
                    Stanley acknowledging Royal's preference for a tax-free reorganization.

               iv. A memorandum, dated April 12,1990, from Rebecca Robinson, then Senior Analyst of Asset Evaluations and Special Projects of Controlled to Mr. Auflick, analyzing the terms of the Tana acquisition by Texaco (see paragraph c., above) and concluding that preferred stock of the type used by Texaco might be attractive to the owners of Royal and to Distributing. The memorandum also raises the question of whether the creation and issuance of a new class of preferred stock by Distributing would be feasible.

               v. A letter, dated May 30,1990, from Morgan Stanley to Controlled confirming that Royal had agreed to be acquired by Dekalb.

         Here, a stock acquisition was not practical, for reasons peculiar to Royal's corporate structure. Nevertheless, before these problems became apparent, Royal expressed a preference for a stock acquisition. If nothing else, this situation illustrates the prevalence of stock acquisitions in the oil and gas industry and the expectations of owners of oil and gas companies (even if not always realistic) that their companies can be acquired for stock. These expectations are consistent with the prevalence of stock acquisitions in the industry. See Exhibits F, Z and AA. Thus, it may be inferred that, if an acquiring company is not in a position to offer stock, it may be excluded from consideration as a possible acquiror, before the process even starts.

         e. COCKRELL

         This acquisition is described in the Request, at page 15. As described there, the sellers made it clear that they were interested in receiving equity in an oil and gas business. Attached as Exhibit HH are two memoranda relating to Cockrell:

               i. A memorandum, dated July 13, 1995, from D. H. Marcell of Controlled to V. R. Eales, Executive Vice President of Controlled, describing a meeting the previous day with Cockrell. This memorandum states, inter alia, that Cockrell "would like to do a tax free merger with pooling of interests or a stock swap," but that an acquisition involving stock, with no pooling (like the attempted acquisition of ERSO, discussed in paragraph b., above), would be preferable.

               ii. A memorandum, dated August 10, 1995, from Michael C. Auflick, then Manager - Corporate Development of Controlled, to Mr. Eales, analyzing an acquisition structure for Cockrell that would involve Controlled stock.

Ms. Susan Edlavitch
June 3, 1996
Page 15

Controlled has not made a bid for Cockrell, because, while the Spinoff is pending, the use of Controlled stock in an acquisition is considered ill-advised. (See discussion in part A.2. at pages 4-5, above.) Cockrell has not been acquired.

         f. VERADO

         Verado is an example of an acquisition opportunity that Controlled could negotiate much more easily, if it had its own stock to use as acquisition currency.

         Since May 1995, Controlled has been in discussions with Verado. The Verado properties are located in and around the Oakhill Field in East Texas, an area where Controlled has significant properties. Early discussions included the possibility that Controlled would acquire all of Verado's properties or, alternatively that Controlled and Verado would form a drilling partnership.

         During summer 1995, natural gas prices continued to be depressed, and the principal owners of Verado decided to focus on a disposition of the Oakhill properties. The owners had a strong preference for a tax-deferred stock-for-stock exchange, because they have a low tax basis in their Verado shares.

         Verado met with members of Controlled's acquisition team in October 1995. Controlled estimated that Verado's properties were worth approximately $70 million. Verado stated again that the principal owners had a strong preference for a tax deferred exchange, such as an exchange of stock. Controlled explained that a stock transaction could not be considered until after the Spinoff. Controlled expressed an interest in a cash transaction, but the principal owners of Verado were not interested in a cash sale at that time.

         As recently as May 1996, Verado contacted Controlled again, inquiring as to Controlled's ability to structure a tax-free stock-for-stock acquisition. Controlled advised Verado that the Spinoff still had not been completed, and that, as before, Controlled was effectively precluded from considering a stock deal until after the Spinoff. Verado expressed more willingness to consider a cash sale but advised that the cash sale price would need to be increased to cover a substantial portion of the capital gain tax. Controlled stated that it was unlikely that Controlled would be willing to offer more consideration in a cash-for-stock deal (before the Spinoff) than in a stock-for-stock deal (after the Spinoff). Currently, then, no transaction is pending.

D.    CONCLUSIONS

         The business purpose of using stock as acquisition currency is discussed in the Request, at pages 13-17 and 53-55. This Sixth Supplement further explains and

Ms. Susan Edlavitch
June 3, 1996
Page 16

documents Controlled's urgent need to complete major acquisitions and the further need for Controlled to use its own, publicly-traded stock as acquisition currency.

         Part A. shows that, like its competitors in the industry, Controlled has been active in the acquisition market during recent years.

         Part B.1. shows that acquisitions are a basic part of the oil and gas business, especially because oil and gas properties are wasting assets. Companies need to engage in acquisitions to maintain and increase their production. Part B.2. applies this analysis to Controlled's specific situation and makes clear that acquisitions are essential for Controlled to avoid a "valley of despair," i.e., to maintain itself and grow, even in the near future. Controlled's need for acquisitions constitutes an urgent and exigent corporate business need. Part B.3. shows that Controlled's management is fully aware of this exigency and has been actively planning major acquisitions for several years.

         Part C. adds to the discussion on pages 14-17 of the Request and in the Smith Barney Letter (Exhibit F). This material shows conclusively that, for several years and in many situations, Controlled has been hampered in its efforts to complete specific, worthwhile acquisitions, because it has not been able to use its own stock as acquisition currency. Exhibits DD through HH document Controlled's difficulties. Controlled's management believes strongly that, if it has Controlled stock available as acquisition currency, Controlled will be able to compete effectively for the acquisitions that it needs to complete.

         Controlled stock would be more attractive to the owners of acquisition targets than is Distributing stock, because of the "pure play" in oil and gas. Even if Distributing stock itself were attractive to prospective sellers, experience has shown that such stock may not be available when and as needed, because of Distributing's business, accounting or legal priorities and concerns that are unrelated to Controlled.

         As the Smith Barney Letter shows, more than half of the recent, major acquisitions in the oil and gas business have involved stock of an oil and gas company as acquisition currency. To compete effectively in the acquisition market, Controlled needs to be able to use its stock in this way. As stated above, in Rev. Rul. 76-527, 1976-2 C.B. 103, the Service has recognized the need to complete acquisitions as an appropriate business purpose under section 355, even where specific acquisitions have not yet been agreed to or identified. The Request and this Sixth Supplement establish and document the importance and immediacy of Controlled's need to complete acquisitions and to use its stock as acquisition currency. Accordingly, the "business purpose" requirement under section 355 has been amply satisfied.

Ms. Susan Edlavitch
June 3, 1996
Page 17

MISCELLANEOUS

         If you have any questions, or if additional information is required, please telephone Robert H. Wellen (direct dial, 202/662-3401; switchboard, 202/393-7600).

                                          Respectfully submitted,

                                          IVINS, PHILLIPS & BARKER
                                          Attorneys for the Taxpayers

                                          By: /s/ ROBERT H. WELLEN
                                             ------------------------------
                                                  Robert H. Wellen


cc: David A. Heywood, Esq.

                              REQUEST FOR RULING
                            FILED OCTOBER 17, 1995

                              -----------------

                               SIXTH SUPPLEMENT
                              FILED JUNE 3, 1996

Re:  Union Pacific Corporation
     Union Pacific Resources Group Inc.
     Sections 332, 351, 355 and 368(a)(1)(D)


                      REVISED SCHEDULE OF DEFINED TERMS



                                           Request,      Exhibit,    Supplement,
   Defined Term                              Page          Page         Page
   ------------                              ----          ----         ----
Persons and Groups
  Amax                                                                Sixth, 2
  Anschutz                                    36
  Anschutz Shareholders                       36
  Big Island                                  20
  Bitter Creek                                20
  BN                                                                  Fourth, 6
  CNW Holdings                      18,22 (n.17)
  CNWT                                8 (n.2),22
  Cockrell                                    16                      Sixth, 10
  Controlled                          1,16,18,19        A,1
  Controlled Subsidiaries                      5
  Distributing                              1,17        A,1
  Distributing Subsidiaries                    5
  Enron                                                               Sixth, 12
  ERSO                                        16                      Sixth, 10
  Gemini                                                              Sixth, 3
  Group                                                 C,1
  I&CTI                                       26
  MICO                                        23
  MPC                                      18,23
  MPRR                                     22,23
  MRTX                                        23
  MSLEF II                                    36
  Overnite                            13(n.9),18
  Parent
    (see Distributing)                                  B,1
  Prospect Point                              20
  Quality Aggregate                           20

Revised Schedule of Defined Terms
Sixth Supplement
Page 2


                                           Request,      Exhibit,    Supplement,
   Defined Term                              Page          Page         Page
   ------------                              ----          ----         ----
Persons and Groups
 (continued)
  Recipient                                             B,7
  Resources Holding                        18,25
  Rock Springs                                20
  Royal                                       15                      Sixth, 3
  RPW, LP                                     20
  Santa Fe                                                            Fourth, 5
  SP                                     6,22,36
  Subsidiary
    (see UP Holdings)                                   B,1
  Tana                                        14                      Sixth,3
  Taxpayers                                    1        A,1
  UIDC                                        24
  Texaco                                                              Sixth,3
  UP Acquisiton                               22
  UP Holdings                                 18
  Upland Industries                           23
  UPLRC                                       24
  UP Rail                               22(n.17)
  UPRC                                  15,19,25
  UP Realty                                18,23
  UPRR                                   6,18,21
  UP Technologies                          18,26
  UPT Global                                  26
  UPTTSI                                      26
  Verado                                                              Sixth, 10
  WERCO                                       15                      Sixth, 4

Other Terms
  Anschutz/Distributing
   Shareholder Agreement                      39     D/A,D1
  Anschutz/Controlled
   Shareholders Agreement                     39     D/D,D1
  Cash Flow                                    9
  Code                                         1
  Controlled EIP                               9        A,5
  DSO                                         11
  Employee Broad-Based
   Stock Program                                                      Second, 2

Revised Schedule of Defined Terms
Page 3


                                           Request,      Exhibit,    Supplement,
   Defined Term                              Page          Page         Page
   ------------                              ----          ----         ----
Other Terms
 (continued)
  First Supplement                                                    First, 1
  Fifth Supplement                                                    Fifth, 1
  Fourth Supplement                                                  Fourth, 1
  FTC                                                                Fourth, 6
  ICC                                                                Fourth, 4
  Initial Transfer                                      C,1
  IPO                                    5,19,32        A,3
  Land Grant                                  24
  MMBOE                                                               Sixth, 7
  1971 Plan                                   30
  1971 Plan Modification                      30
  1995 Controlled Stock Option
     and Retention Plan                       10  A.1.10/10
  Request                                      1        A,1
  Retention Shares                      33(n.21)        A,3
  Second Supplement                                                   Second, 1
  Separate Account                                                     Third, 2
  Sixth Supplement                                                     Sixth, 1
  Smith Barney Letter                                     F            Sixth, 2
  Spinoff                                      4        A,2
  SP Acquisiton                                                       Fourth, 4
  SP Tender Offer                           6,37
  SP-UPRR Merger                         6,37,38
  SP-UPRR Merger
    Agreement                               6,37          D
  STB                                                                 Fourth, 4
  Subsequent Transfer                                   C,1
  TCFE                                                                 Sixth, 7
  Third Supplement                                                     Third, 1
  UPLRC Real Property                         24





                                     -3-